

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via E-mail</u>
Gordon Smith
Chief Executive Officer
Diversified Resources Inc.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8
Canada

> **Re: Diversified Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2011**
> **File No. 333-175183**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated disclosure regarding the progress of Phase III of your exploration program.

2.   If our comment includes more than question or request, be sure to respond to each portion of the comment in appropriate detail, including stating where your responsive revisions appear.

Gordon Smith
Diversified Resources Inc.
July 25, 2011
Page 2

3.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true, and with a view toward disclosure, confirm to us that none of your officers and directors agreed to purchase Diversified Resources shares or serve as an officer or director of Diversified Resources at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

4.   Ensure that your disclosure is current, accurate, complete, and consistent. Please carefully review the prospectus and make necessary revisions as appropriate. The following are only examples of disclosure which requires updating or revision:

- At page 4, you disclose your cash on hand as of January 31, 2011;
- You refer throughout the prospectus to the NASD rather than FINRA;
- You suggest at page 13 that resales may be made pursuant to Rule 144, despite indicating at page 23 that you are a shell company;
- In Note 1 at page 30, you indicate that the payment at the second anniversary is $5,000, despite the provision in exhibit 10.1 suggesting otherwise;
- At page 21, you state that you have no employees other than your president, but you list a secretary at page 51;
- In Note 3 at page 34, you refer to your "retail operation";
- In the last paragraph under "Liquidity and Capital Resources" on page 50
  - you estimate total expenditures of $170,000 over the next twelve months;
  - you indicate that your cash and working capital will be sufficient for the next twelve months; and
  - you state that your ability to "continue our plan of operations after that point will be subject to us obtaining adequate financing as the expenditures will exceed our cash reserves"; and
- You fail to provide in the table at page 55 the address information which Item 403 of Regulation S-K requires.

Risk Factors, page 5

5.   In the first paragraph on page 51, you indicate that you will continue to rely on sales of your common shares to fund your business operations. Please include risk factor disclosure regarding any possibility that sales of additional shares could result in potential dilution to then-existing shareholders.

If we do not obtain additional financing, our business will fail, page 5

6.   Please quantify the additional funds you will need to raise in order to complete the first four phases of your exploration program.

Forward-Looking Statements, page 10

7.   If you retain this section, revise it to eliminate any potential suggestion that you describe "elsewhere in this prospectus" any material risks other than those which are set forth in the Risk Factors section.

Dilution, page 10

8.   We note that Mr. Smith, your principal shareholder and Chief Executive Officer, acquired his shares at a price of $0.005 per share. Please provide all the disclosure that Item 506 of Regulation S-K would require.

Selling Shareholders, page 10

9.   Identify the natural person who has voting and investment control over the shares to be offered by Pro Golf Design.

Plan of Distribution, page 12

10.   Please refer generally to SEC Release No. 33-8869, which was effective beginning in 2008. Although you state that "The sales price to the public is fixed at 0.02 per share until such time as the shares of [y]our common stock are traded on the Over-The-Counter Bulletin Board electronic quotation service," you are not eligible to conduct an at-the-market offering. Please identify your selling shareholders as underwriters, and revise this disclosure to clarify that you are offering the shares at a fixed price for the duration of the offering. Make appropriate revisions throughout the registration statement.

Description of Securities, page 13

11.   Please revise to briefly discuss the liquidation rights of your common stock.

Liquidity and Capital Resources, page 50

12.   With regard to the last paragraph at page 50, please quantify the costs of this offering, your general and administrative expenses for the next twelve months, and the amount of funds you will need to raise to complete your exploration program.

13.   In your discussion of liquidity, explain the financial commitments you have under the mineral lease entered into on May 22, 2009.

Directors, Executive Officers, Promoters and Control Persons, page 51

14.   Revise to provide sketches which specify for Messrs. Cormie and O'Hara each individual's business experience for the past five years, with no gaps or ambiguities with regard to time.

Exhibit 5.1

15.   Obtain and file a new or revised opinion which clarifies the reference to the "General Corporation Law of the State of Nevada," as well as the reference to all "statues." We note that the GCL does not appear to be a defined term in that context.

Engineering Comments

General

16.   Please forward to our engineer, as supplemental information and not as part of your filing, the geology report for your Dunfee Property, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.

        If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Karen A. Batcher, Esq. (via e-mail)